May 26, 2011

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:    The Hartford Mutual Funds, Inc. (SEC Files Nos. 333-02381 and 811-07589) (the “Registrant”)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to Stephen Ferrara Stephanie Capistron, Alice Pellegrino and Ellen Valvo on Monday, May 2, 2011, with respect to the Registrant’s Post-Effective Amendment No. 88, filed on March 15, 2011 (“PEA No. 88”).  On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the Prospectuses.

1.     Comment:             With respect to each fund’s expense table, to the extent acquired fund fees and expenses exceed 1 basis point of such fund’s average net assets, please include a line item in the expense table for “Acquired fund fees and expenses.”

Response:                                    As each fund is new and it is not expected that acquired fund fees and expenses will exceed 1 basis point of any fund’s average net assets, the Registrant has not included a line item for “Acquired fund fees and expenses” in any fund’s expense table.

2.     Comment:             With respect to each fund’s expense table, please revise the “Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is less)” line item for Class A shares to reflect “1.00%” and revise the accompanying footnote to indicate that such deferred sales charge only applies for investments over $1 million.

Response:                                    Shareholders of a fund are generally not subject to a contingent deferred sales charge (“CDSC”) on redemptions of Class A shares.  However, investments of $1

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million or more in Class A shares — which qualify for a full waiver of the Class A shares’ front end sales charge — are subject to a CDSC of 1.00% on any shares sold within 18 months of purchase.  This fact is disclosed in the How Sales Charges are Calculated section of each fund’s Prospectus.  The Registrant believes disclosure of this 1.00% CDSC is material to investors but believes that it is inappropriate to identify such CDSC in the table as the Class A shares maximum deferred sales charge given that most shareholders will never be required to pay such sales charges.  Prior to the introduction of the summary prospectus, the Registrant had only disclosed the Class A shares 1.00% CDSC in a footnote to the expense table.  In its implementation of the summary prospectus, the Registrant removed the footnote and included a cross reference to the disclosure of the Class A shares 1.00% CDSC in the How Sales Charges are Calculated section of the Prospectus in the narrative introduction to a fund’s expense table.  When the Securities and Exchange Commission (“SEC”) staff indicated in its comments to the Hartford Mutual Funds’ summary prospectus that such language in the introduction to the expense table is not permitted by Form N-1A, the Registrant removed the cross-reference and added the parenthetical in the expense table indicating that no deferred sales charge applies to Class A investments of under $1 million.  As a result of certain limitations imposed by XBRL, the Registrant had proposed to revert to using only a footnote to disclose this CDSC as part of the Registrant’s annual update to its registration statement.  However, the Registrant again received a comment from the SEC staff indicating that the footnote could only be included to the extent the sales charges referred to in the footnote were included in the expense table.  Accordingly, in order to address the staff comment, the Registrant reinserted the parenthetical to the expense table indicating that there is no deferred sales charge for Class A shares where under $1 million is invested, such that the deferred sales charge is included in the table.  As indicated above, the Registrant believes that further revision to the expense table to reflect a 1.00% deferred sales charge would be inappropriate and potentially misleading.  For these reasons, the Registrant respectfully declines to make the proposed change.

3.     Comment:             With respect to each fund’s Summary Section, please delete any cross-references to other portions of the Prospectus.

Response:                                    While the Registrant recognizes that the Instructions to Form N-1A do not require such references, the Registrant believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding a fund and that omitting such references may suggest to shareholders that all information relating to a fund is contained in the Summary Section.  Accordingly, the Registrant respectfully declines to make the proposed change.

4.     Comment:             With respect to each fund’s expense table, please conform all captions to those set forth in Form N-1A.  In particular, please change the caption (i) “Less: Contractual expense reimbursement” to “Fee waiver and/or expense reimbursement,” and (ii) “Net operating expenses” to “Total annual fund operating expenses after fee waiver and/or expense reimbursement.”

Response:                                     Instruction 3(e) to Item 3 of Form N-1A states that a fund with a contractual expense reimbursement should place “additional captions directly below the ‘Total Annual Fund Operating Expenses’ caption of the table and should use appropriate descriptive captions, such as ‘Fee Waiver [and/or Expense Reimbursement]’ and ‘Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],’ respectively.”  Because the captions in the Instruction are examples of appropriate captions, and Form N-1A does not require that such captions be used in a fund’s prospectus, the Registrant respectfully declines to make the proposed changes.

5.     Comment:             With respect to any footnote to a fund’s expense table discussing an expense reimbursement agreement, please include a discussion regarding who can terminate the agreement and under what circumstances.

Response:                                    Any expense reimbursement agreement regarding the management fee disclosed in the expense table provides that the agreement terminates by its terms no earlier than February 28, 2014.  The expense reimbursement agreement regarding transfer agency fees will remain in effect until February 28, 2013 and will renew automatically for one-year terms unless the transfer agent provides written notice of termination prior to the start of the next term or upon approval of the Board of Directors of the fund.  Neither of these expense reimbursement agreements can be terminated prior to the applicable date set forth in the footnote.  Therefore, the Registrant has not added disclosure in response to this comment.

6.     Comment:             With respect to any footnote to a fund’s expense table that provides a discussion of an expense reimbursement agreement regarding transfer agency fees, please delete or relocate such discussion from the footnote.

Response:                                    The Registrant notes that the expense reimbursement agreement regarding transfer agency fees is expected to reduce a fund’s operating expenses for no less than one year from the effectiveness of the fund’s registration statement.  This reimbursement is calculated and applied separately from any other expense waivers or expense reimbursements that may apply to the fund.  Instruction 3(e) to Item 3 of Form N-1A provides that such arrangements may be reflected in the table, provided the Registrant also discloses the period for which the arrangement is expected to continue and describes who can terminate the arrangement and under what circumstances.  The Registrant believes that the discussion regarding the transfer agency fee reimbursement contained in each applicable footnote satisfies the requirements of Instruction 3(e) to Item 3 allowing the Registrant to reflect the arrangement in the expense table.  Accordingly, the Registrant has not revised the disclosure in response to this comment.

7.     Comment:             For each fund where the Principal Investment Strategy section of the Summary Section indicates that the fund has a policy of investing 80% of its assets in certain types of investments pursuant to Rule 35d-1, please confirm supplementally whether derivatives will be used to satisfy such policy.  If derivatives will be used to satisfy the 80% investment policy, please describe supplementally how calculations will be made for purposes of the policy.

Response:                                     The Registrant confirms that for each fund where the Principal Investment Strategy section of the Summary Section indicates that the fund has a policy of investing 80% of its assets in certain types of investments pursuant to Rule 35d-1, derivatives may be used to satisfy such policy.  For purposes of this 80% policy, the Registrant notes that derivative positions will be calculated using notional value for futures contracts and market value for all other derivatives holdings.

8.     Comment:             With respect to Emerging Markets Local Debt Fund and World Bond Fund, please clarify supplementally whether the funds will sell credit default swaps and, if so, whether the funds will cover the full notional value of the swaps.  In this regard, the staff notes the disclosure in the “Swaps Risk” paragraph indicating that the Funds may set aside assets equal to their net obligations under cash-settled swaps.

Response:                                     The funds have the ability to sell credit default swap agreements.  Whenever a fund sells a single name credit default swap agreement, the fund will cover the full notional value of the swap.  For all other swap positions, market value is used with consideration to offsetting positions transacted with the same counterparty.

9.     Comment:             With respect to the derivatives disclosure in each fund’s Prospectus, as applicable, to the extent that such disclosure can be more specific, please revise the disclosure accordingly.

Response:                                     The Registrant believes that the Prospectus disclosure regarding each fund’s use of derivative investments is already specific to such fund and that no changes to the disclosure are necessary.

10.   Comment:             With respect to Emerging Markets Local Debt Fund and World Bond Fund, please state within the “Junk Bond Risk” paragraph of the Main Risks section that such bonds are speculative.

Response:                                     The Registrant notes that the fund’s investments in, and exposure to, junk bonds is similar to that of certain other retail funds offered by the Registrant.  The requested change would result in an inconsistency between the fund’s Prospectus and the currently effective prospectus for those other retail funds (on which this comment was not received).  For this reason, the Registrant respectfully declines to make the proposed change at this time.  However, the Registrant will consider this comment in connection with its next annual update.

11.   Comment:             With respect to the Prospectus for any fund that includes disclosure regarding securities rated below investment grade, please indicate that such securities are also referred to as “junk bonds” the first time such securities are mentioned.

Response:                                     The Registrant has revised the disclosure consistent with this comment.

12.   Comment:             With respect to each fund, please confirm supplementally whether any advance notice to shareholders is required prior to a change in a fund’s investment goal.

Response:                                     Each fund’s investment goal is non-fundamental and, accordingly, may be changed without shareholder approval.  The funds do not have a specific policy regarding provision of advance notice in the event of a change in the fund’s investment goal.  Accordingly, if 60 days’ notice of a particular change is not required under Rule 35d-1, the Registrant will consider whether advance notice to shareholders is appropriate based on the nature and extent of the change.

13.   Comment:             With respect to each fund’s Expense Caps and Waivers Section of the Prospectus, please revise the section to include the information contained in footnote 3 to the expense table or clarify supplementally that the information contained in the section is in addition to the information contained in footnote 3 to the fund’s expense table.

Response:                                     The Registrant confirms that the information contained in the Expense Caps and Waivers Section of each fund’s Prospectus is in addition to the information contained in footnote 3 to the fund’s expense table.

14.   Comment:             With respect to the Fund Distributions and Tax Matters section of each fund’s Prospectus, please disclose whether the fund intends to distribute a return of capital to shareholders.

Response:                                     The Registrant notes that it does not intend for any of the funds to distribute a return of capital to shareholders in the regular course of business.  However, it is possible that such distributions may occur from time to time.  Accordingly, the Registrant believes that the current disclosure contained in the Fund Distributions and Tax Matters section adequately describes the material distribution and tax matters relating to an investment in each fund.  For this reason, the Registrant respectfully declines to make the proposed change.

15.   Comment:             With respect to Emerging Markets Research Fund, please confirm that the expenses used in calculating the net performance of the composite disclosed in the Related Composite Performance section are based on the fund’s expense table.  In this regard, please ensure that the disclosure in this section clearly states that the calculation of the composite’s performance is net of the expenses set forth in the fund’s expense table.

Response:                                     The Registrant confirms that for Emerging Markets Research Fund, the expenses used in calculating the net performance of the composite disclosed in the Related Composite Performance section are based on the fund’s expense table.  Additionally, the Registrant notes that it has revised the disclosure in this section to clearly state that the calculation of the composite’s performance is net of the expenses set forth in the fund’s expense table.(1)

16.   Comment:             With respect to Emerging Markets Research Fund, please confirm supplementally that the anticipated expenses of the fund are higher than those of the Wellington composite included in the Related Composite Performance section of the Prospectus.

Response:                                     The Registrant confirms that the anticipated expenses of Emerging Markets Research Fund are higher than those of the Wellington composite account included in the Related Composite Performance section of the fund’s Prospectus.

17.   Comment:             With respect to Emerging Markets Research Fund, please explain in the Related Composite Performance section how the method for computing the historical

(1)             The Registrant notes that PEA No. 88 included a Related Composite Performance section in the Prospectus for each of Emerging Markets Research Fund and Emerging Markets Local Debt Fund.  Such information has subsequently been removed from the Emerging Markets Local Debt Fund Prospectus and will not be included in the 485(b) filing.  The Registrant has revised the staff comments regarding the Related Composite Performance section accordingly.

performance of the composite differs from the Securities and Exchange Commission’s method.

Response:                                     The Registrant has revised the disclosure consistent with this comment.

18.   Comment:             With respect to Emerging Markets Research Fund, please revise the composite performance information in the Related Composite Performance section to reflect the maximum sales load applicable to the fund.

Response:                                     The Registrant has revised the composite performance information in the Related Composite Performance section to include an additional line of average annual total return performance information that reflects the maximum sales load applicable to the fund.

19.   Comment:             With respect to Emerging Markets Research Fund, please clarify the inception date of the composite in the average annual total returns table in the Related Performance Information section of the Prospectus.

Response:                                     The Registrant has revised the disclosure consistent with this comment.

20.   Comment:             With respect to Emerging Markets Local Debt Fund, please consider defining the meaning of “local” as used in the following sentence in the Principal Investment Strategy section: “The Fund will normally invest at least 80% of its net assets in local currency-denominated emerging markets debt securities, as well as forwards and other derivative instruments that provide market exposure to such securities.”

Response:                                     The Registrant has revised the disclosure consistent with this comment.

21.   Comment:             With respect to Emerging Markets Local Debt Fund, please confirm whether investment in swap options is a principal investment strategy of the fund and, if so, whether the inclusion of “Swap Agreements Risk” in the Main Risks section of the Summary Section is intended to cover the risks of investing in swap options.

Response:                                     The Registrant confirms that investment in swap options is not a principal investment strategy of Emerging Markets Local Debt Fund.  The Registrant notes that that it has determined to include references to such investments in the Principal Investment Strategy section because the investments are among the types of derivatives utilized in connection with the fund’s principal investment strategy.  The Registrant believes, however, that such investments do not on their own rise to the level of a principal investment strategy (or, therefore, a principal risk).  Accordingly, the

Registrant has included the risks related to such investments elsewhere in the registration statement rather than in the Main Risks section.

22.   Comment:             With respect to Emerging Markets Research Fund, please include a discussion of the types of equity securities in which the fund may invest (e.g., common stock, preferred stock).

Response:                                     The Registrant has revised the disclosure consistent with this comment.

23.   Comment:             With respect to the Related Composite Performance section of the Emerging Markets Research Fund Prospectus, please explain supplementally the appropriateness of including composite performance information that reflects the performance of only one account, particularly where such account has only $1.6 million in assets.

Response:                                     The account was included because it is managed in the same strategy by the same portfolio management team and so currently provides meaningful information to investors.  As Emerging Markets Research Fund is a new fund and will not have significant assets under management upon commencement of operations, the size of the account reflected in the composite performance information does not detract from the utility of the information for investors.  Additionally, the Registrant notes that the nature of the fund’s strategy is such that any increase in assets under management of the fund within the first year will not affect the management of the strategy.  After the first year of the fund’s operations, and to the extent the fund’s assets have materially increased, the Registrant will reconsider the appropriateness of including the composite performance information of this account.

24.   Comment:             With respect to World Bond Fund, please confirm supplementally that the following sentence in the Principal Investment Strategy section reflects a temporary defensive policy: “Under certain market conditions, the Fund may invest all or a substantial portion of its assets in U.S. investments.”

Response:                                     The Registrant confirms that the above cited sentence in the Principal Investment Strategy section reflects a temporary defensive policy of the fund.

25.   Comment:             With respect to World Bond Fund, please be aware that it is the staff’s position that a fund with the term “World” in its name must normally invest at least 40% of its assets in non-U.S. securities, and at a minimum must invest at least 30% of its assets in non-U.S. securities.  Please revise the Principal Investment Strategy section of the fund’s Prospectus to reflect this policy.

Response:                                    The Registrant believes that the disclosure concerning the intention of World Bond Fund to invest outside the United States is consistent with SEC and staff guidance concerning the use of the term “world” in fund names.  Footnote 42 to the adopting release for Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”) clarifies that the appearance of the terms “international” or “global”, and by analogy, “world”, in a fund’s name does not trigger the 80% test of Rule 35d-1. The release notes that “[the SEC] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”

The Registrant believes that World Bond Fund’s investment strategy conforms to the guidance found in the above footnote and to subsequent staff comments indicating that funds with names similar to the fund adopt a policy to invest a minimum of 40% of their assets outside the United States under normal market conditions.  World Bond Fund’s Principal Investment Strategy indicates that it is intended for the fund “to invest at least 40% of its assets in foreign securities and other instruments” and may invest less than 40% in foreign investments only in certain, limited circumstances.  In addition, the Registrant believes that including a statement that the fund must invest at least 30% of its assets in foreign securities is not required and is potentially misleading, as in certain circumstances (e.g., temporary defensive positions) the fund may at times not have 30% of its assets invested in foreign securities.  For these reasons, the Registrant respectfully declines to make the proposed change.

26.   Comment:             Please confirm that the advisory and sub-advisory agreements relating to the new funds have been or will be filed as exhibits to the fund’s registration statement.

Response:                                     The Registrant notes that each fund will be added to the existing master advisory agreement between the Registrant and Hartford Investment Financial Services, LLC (“HIFSCO”) and the master investment sub-advisory agreement between HIFSCO and Wellington Management Company, LLP through amendments to the schedules of those agreements.  Those agreements were filed with Post-Effective Amendment No. 80 to the Registrant’s Registration Statement on November 10, 2009.  Accordingly, the Registrant confirms that the advisory and sub-advisory agreements applicable to the funds have been filed.

You requested that the Registrant make certain representations concerning each post-effective amendment and the responses being made to the comments received.  These representations are included as an exhibit to this letter.

Sincerely,

/s/ Kathryn S. Cohen

Kathryn S. Cohen

cc:	Alice A. Pellegrino
John V. O’Hanlon

[HARTFORD LETTERHEAD]

Exhibit

The Hartford Mutual Funds, Inc.

200 Hopmeadow Street

Simsbury, CT 06089

May 26, 2011

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                               The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC File Nos. 333-02381 and 811-07589) Post Effective Amendment No. 88 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Ms. O’Neal-Johnson:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Edward P. Macdonald

Edward P. Macdonald
Vice President, Secretary and Chief Legal Officer
The Hartford Mutual Funds, Inc.